EXHIBIT 10.3

February 14, 2008

Mr. Kenneth deRegt

[Address redacted]

Dear Ken:

I am pleased to extend to you an offer of employment at Morgan Stanley (collectively with Morgan Stanley’s subsidiaries and affiliates, “Morgan Stanley” or the “Firm”). You will be employed by Morgan Stanley & Co. Incorporated. Your position will be that of Managing Director in the Office of the Chairman and you will serve as a member of the Firm’s Operating Committee.

For fiscal 2008, beginning December 1, 2007, your Total Reward will consist of an annual base salary of $300,000, pro-rated from the date you commence employment, paid in semi-monthly installments plus a year-end bonus that is payable partially in cash and, as determined by a committee of the Board of Directors (the “Committee”), partially in the form of long-term incentive compensation, which may consist of an equity-based award (such as Morgan Stanley restricted stock units or other equity-based awards in effect at the time) under one of the Firm’s compensation plans and will be consistent with awards to other Operating Committee members. All components of your Total Reward are contingent upon satisfactory performance and conduct and that you remain employed through, and not give or receive notice of termination of your employment prior to, November 30, 2008. Payment of your Total Reward is contingent upon your execution of the Firm’s standard sign-on agreement (the “Sign-On Agreement”), which is attached to this letter (see description below). All payments are subject to applicable withholdings and deductions.

In addition, the Firm will grant you a one-time award of Morgan Stanley restricted stock units (“the Sign-on Award”) with a value of $1,000,000 which will be granted effective as of your employment commencement date. The number of Morgan Stanley restricted stock units you receive will be determined by dividing the value of your Morgan Stanley restricted stock unit award by the volume weighted average price of Morgan Stanley common stock on your employment commencement date. Subject to satisfactory and continued employment, your restricted stock units will vest and convert to shares on the following schedule: 50% will vest and convert to shares on the second anniversary of your start date and 50% on the third anniversary of your start date. The attached term sheet sets forth the terms, including settlement schedule and any provision for accelerated settlement, of your Morgan Stanley restricted stock units. This Sign-on Award will not constitute part of your Total Reward.

The foregoing awards and their terms are subject to approval by the Committee and are subject to the same cancellation provisions, sales restrictions and other terms (except as specifically provided herein) as are in effect at the time for similar equity-based awards (for example, your equity award, even if vested, is subject to cancellation under specified circumstances). The foregoing awards and their terms are also subject to the terms and conditions of the award certificate and the equity compensation plan under which the awards are issued. The Management Committee Equity Ownership Commitment will apply to any Morgan Stanley common stock you own and any equity-based award that may be granted to you. This Commitment requires that you retain 75% of common stock and equity awards (net of tax and exercise cost) held when you become subject to the commitment and subsequently awarded to you.

Since you had achieved Full Career Retirement status during your prior employment with the Firm, you will be provided Full Career Retirement for purposes of any annual long-term incentive award granted to you during your employment at Morgan Stanley, provided that such award otherwise contains provisions for Full Career Retirement. Full Career Retirement status currently provides that so long as you do not engage in any conduct that constitutes a cancellation event under the relevant long-term incentive award, such long-term incentive award will vest upon your termination of employment. Transfer restrictions on shares and cancellation provisions will lift, and the long-term incentive award will be settled, on schedule. The award will remain subject to all terms and conditions approved by the Committee for such award, including without limitation, the cancellation of the award under certain specified circumstances stated in the applicable award agreement.

The foregoing awards are offered by the Firm and are accepted by you as fully satisfying any loss that you may suffer, including as a result of any former employer forfeiting or otherwise cancelling, as a result of your termination of employment from your former employer, any stock, stock units, stock options (including the loss of any time value in stock options) or other long-term incentive awards or other investment right (contingent or actual) that you may currently enjoy by reason of that employment.

In addition, if any provision of this agreement fails to comply with Section 409A of the Internal Revenue Code or any regulations or Treasury guidance promulgated thereunder, or would result in your recognizing income for United States federal income tax purposes with respect to any amount payable under this agreement before the date of payment, or to incur interest or additional tax pursuant to Section 409A, the Firm reserves the right to reform such provision without seeking or obtaining your consent; provided that the Firm shall maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A.

Each calendar year you work for Morgan Stanley you will be eligible for 6 weeks of vacation.

Included in your package is a summary of the Firm’s benefit plans. We will provide you with an extensive overview of the Benefits Enrollment Package and assist you in the enrollment process. Health and welfare benefits (medical, dental, vision, life, accident and disability insurance) are generally available retroactive to the date you commence employment and must be elected within your 31-day enrollment period, as indicated on your Enrollment package.

If you wish, you may review your options and enroll in coverage on the Benefit Center website [website address redacted] approximately three days following your hire date. To log on you will need your Social Security Number and Personal Identification Number (“PIN”). Your initial PIN is [redacted]. If you do not contact the Benefit Center within your 31-day enrollment period, you will receive the health and welfare coverage as indicated in the Enrollment Guide and on your Summary Chart on the Benefit Center website.

Generally, your prior service with Morgan Stanley is considered in determining your service under the Morgan Stanley benefit plans including the Excess and SERP retirement plans. Also, upon your date of hire you will be eligible to contribute to the Morgan Stanley 401(k) Plan and receive a Company Match.

As a Managing Director with the Firm, you will be uniquely positioned to advance the Firm’s business interests. As a result, the Firm requires certain commitments of you in the event your employment with the Firm terminates, so that the Firm can protect those business interests and ensure an orderly transition of business, responsibilities, and business relationships for the benefit of the Firm, our clients and customers and our other employees. In summary, these commitments include that you: (i) give the Firm advance written notice of your intention to terminate your employment of at least (a)180 days if you are a member of the Morgan Stanley Operating Committee (or a successor or equivalent committee) at the time of notice of resignation, (b) 90 days if you are a Managing Director (or equivalent title) at the time of notice of resignation or (c) 60 days if you are an Executive Director (or equivalent title) at the time of notice of resignation; (ii) refrain from soliciting or hiring certain Firm employees for 180 days after the termination of your employment and from soliciting certain clients and customers for 90 days after the termination of your employment (180 days member of the Morgan Stanley Operating Committee at the time of your notice of termination); and (iii) abide by the obligations of confidentiality as set forth in the Firm’s Code of Conduct, as amended from time to time (the “Code of Conduct”). These provisions are more fully set forth in the attached Sign-On Agreement and the Code of Conduct, both of which you will be required to acknowledge in connection with commencing employment. The Sign-On Agreement constitutes a material part of the Firm’s offer of employment to you, which will not be deemed accepted unless and until you return an executed original of the Sign-On Agreement to us. Therefore, this offer of employment, including payment of your Total Reward and your receipt of any benefits described herein, is contingent upon your execution of the attached Sign-On Agreement. In addition, we remind you that this offer is contingent upon a number of additional steps in the employment process including, but not limited to, background and reference checking. Enclosed is a new hire kit that contains forms that you will be required to complete.

You are also required to show appropriate proof of authorization to commence work in the United States. We ask that you complete Part 1 of the Form I-9, on or before your first day of work (see, in the attached packet, a list of the type of documentation we will need.). This is a requirement of the Immigration Reform and Control Act of 1986. If you are not legally able to work for the Firm in the United States in the position offered you, or if any part of the screening process proves unsatisfactory to the Firm or you are unable to complete Part 1 of the Form I-9, the Firm reserves the right to rescind any outstanding offer of employment or terminate your employment without notice or severance benefits and rescind any long-term incentive or equity-based awards described herein. Further, this offer is contingent on your obtaining and retaining all licenses and registrations from the NASD, exchanges, state securities commissions and other regulatory bodies as Morgan Stanley shall determine necessary for your position. You must also bring with you a government-issued photo identification, in a form acceptable to Morgan Stanley (such as a valid passport or a driver’s license.) Also in the enclosed packet, please find personnel forms that need to be completed and brought with you on your first day of work.

You acknowledge that in the course of your employment with the Firm, you are not permitted to make any unauthorized use of documents or other information that are the confidential, trade secret or proprietary information of another individual or company (“Confidential Information”). Likewise, you may not bring onto Firm premises any Confidential Information, whether documents or other tangible forms, relating to your prior employers’ business.

You understand and agree that as a condition of employment, you must, upon the commencement of employment, transfer any outside brokerage/securities accounts to Morgan Stanley unless you are granted a waiver in writing by the Compliance Department. Nothing in this letter should be construed as a guarantee of any particular level of benefits, of your participation in any benefit plan, or of continued employment for any period of time. You should understand that your employment will be “at will,” which means that the Firm may terminate your employment for any reason, with or without cause, and at any time (subject to the Sign-On Agreement). During your employment, subject to applicable law and in accordance with Morgan Stanley’s Drug, Alcohol and Controlled Substance Usage Policy, you may be subject to drug testing, including for reasonable suspicion of use of controlled substances. Morgan Stanley reserves the right to amend, modify or terminate, in its sole discretion, all benefit and compensation plans in effect from time to time. This offer letter and the Sign-On Agreement constitute the entire understanding and contain a complete statement of all agreements between you and Morgan Stanley and supersede all prior or contemporaneous verbal or written agreements, understandings or communications (including, without limitation, any term sheet or other summary writing relating to your employment). You acknowledge that you have not relied on any assurance or representation not expressly stated in this offer letter. If there is any conflict with the benefit information included in this letter or any verbal representation and the Plan documents or insurance contracts, the Plan documents or insurance documents control.

With the formalities covered, we are looking forward to you joining Morgan Stanley. As stated, we will meet with you to walk through your benefits in more detail and to walk through any remaining new hire paperwork. If you have any questions, please feel free to call Karen Jamesley at [redacted].

We ask that you confirm your acceptance by signing and dating this offer letter in the area designated below and returning this letter to Karen Jamesley at [redacted]. Your signature below confirms that you are subject to no contractual or other restriction or obligation that is inconsistent with your accepting this offer of employment and performing your duties. Please also sign, date and return the attached Sign-On Agreement to Karen Jamesley in the Human Resources Department. Please retain the additional copy of this offer letter and an additional signed copy of the Sign-On Agreement for your reference.

Very truly yours,

/s/ John J. Mack
John J. Mack
Chairman of the Board and Chief Executive Officer

Offer Accepted and Agreed To:

Signed:	/s/ Kenneth deRegt
Date:	February 25, 2008

Name: Kenneth deRegt

Title: Managing Director in the Office of the Chairman

DISCRETIONARY NEW HIRE AWARD TERM SHEET

STOCK UNIT =	A NOTIONAL SHARE THAT CONSTITUTES AN UNSECURED PROMISE TO PAY ONE SHARE OF MORGAN STANLEY COMMON STOCK IN THE FUTURE SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS.

INITIAL VALUE OF AWARD	= $1,000,000

NUMBER OF STOCK UNITS AWARDED	= To be determined by dividing the initial value of the award by the market value

MARKET VALUE	= The volume weighted average price of Morgan Stanley common stock on the employment commencement date

The following is an abbreviated general description of the terms and conditions of the 2008 award granted to you under the Employee Equity Accumulation Plan. This summary does not address all 2008 award features. Your 2008 Award Certificate provides a full explanation of the terms and conditions of your 2008 award, which may differ from the description in this summary. Unless otherwise defined herein, all capitalized terms shall have the meaning set forth in your 2008 Award Certificate. If there is any conflict between the terms of this summary and those in your 2008 Award Certificate, the latter will control. You will also be provided with a prospectus and tax supplement that contains important information about these awards.

Morgan Stanley reserves the right to modify the terms of awards to the extent necessary or advisable in order to comply with Section 409A of the Internal Revenue Code (“Section 409A”), including, without limitation, the payment provisions applicable to stock units.

TERMS OF NEW HIRE STOCK UNIT AWARD

Earning Award	You have no right to your 2008 award until it is “earned”. Generally, to earn your award, you must not engage in any activity that constitutes a cancellation event. The cancellation events are summarized below.

Date of the Award	Employment commencement date

Scheduled Vesting Date(s)	Stock units will vest on the following schedule: 50% on the second anniversary of your employment commencement date (“First Scheduled Vesting Date”) and 50% on the third anniversary of your employment commencement date (“Second Scheduled Vesting Date”).

Scheduled Conversion Date(s) (stock units convert to shares)	Stock units will convert to shares of Morgan Stanley common stock on the following schedule: 50% on the second anniversary of your employment commencement date and 50% on the third anniversary of your employment commencement date. Each such date is a “Scheduled Conversion Date.”

Until conversion, stock units constitute a contingent and unsecured promise of the Firm to pay the unit holder shares of Morgan Stanley common stock.

Notwithstanding the other provisions of the award, the conversion of your vested stock units will be deferred if, at the time scheduled for conversion, Morgan Stanley considers you to be one of its executive officers and your compensation may not be fully deductible by virtue of Section 162(m) of the Internal Revenue Code. This deferral will continue until your “Separation from Service” under Section 409A, and your vested stock units will convert into Morgan Stanley common stock upon your Separation from Service. If, however, Morgan Stanley considers you to be one of its “specified employees” as defined in Section 409A at the time of your Separation from Service, conversion of your stock units will be delayed until the first business day following the date that is six months after your Separation from Service (subject to earlier conversion in the event of your death or your employment at a Governmental Employer under the circumstances described below).

Transfer Restrictions	You may not sell, pledge or otherwise transfer stock units for any reason. Shares received from stock unit conversions may be sold, pledged or transferred, subject to compliance with U.S. securities laws and Firm policies.

Dividends and Dividend Equivalents	When Morgan Stanley pays a regular or ordinary dividend on its common stock, dividend equivalents are generally paid in cash through payroll until conversion of stock units to shares. Shares received from stock unit conversions will receive dividends in the same manner as shares held by other shareholders.

Termination of Employment	If your Employment terminates under circumstances not involving a cancellation event (other than due to death, Disability, Governmental Service Termination or Qualifying Termination), the provisions described below for Full Career Retirement will apply to your stock units.

The special provisions that apply if your Employment terminates for death, Disability, Full Career Retirement, Governmental Service Termination or Qualifying Termination, are described below.

Death	If you die while Employed, unvested stock units will vest. Stock units will convert and be paid to your beneficiary or estate upon your death, provided that your estate or beneficiary notifies the Firm of your death within 60 days following your death.

If you die after your termination of Employment but prior to the applicable Scheduled Conversion Date, vested stock units that you held as of the date of your death will convert and be paid to your beneficiary or estate upon your death, provided that your estate or beneficiary notifies the Firm of your death within 60 days following your death.

Disability	If your Employment terminates due to Disability, then, subject to the cancellation provisions described below: (1) unvested stock units will vest on your termination date, and (2) stock units will convert, and cancellation provisions will lift, on the applicable Scheduled Conversion Date. Disability is defined in accordance with the Firm’s long-term disability plan applicable to you.

Full Career Retirement	If you Full Career Retire, then, subject to the cancellation provisions described below: (1) unvested stock units will vest on your termination date; and (2) stock units will convert, and cancellation provisions will lift, on the applicable Scheduled Conversion Date.

Full Career Retirement is defined as a termination not involving any cancellation event (and other than due to death, Disability, Governmental Service Termination or Qualifying Termination).

Governmental Service	If your Employment terminates in a Governmental Service Termination and not involving a cancellation event, then, provided that you sign an agreement satisfactory to the Firm relating to your repayment obligations summarized below, unvested stock units will vest, and stock units will convert, on the date of your Governmental Service Termination.

If your Employment terminates other than in a Governmental Service Termination and not involving a cancellation event and, following your termination of Employment, you accept employment with a Governmental Employer, then, provided that you sign an agreement satisfactory to the Firm relating to your repayment obligations summarized below, your outstanding vested stock units will convert to shares upon your commencement of such employment, provided you present the Firm with satisfactory evidence that the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership of Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer.

If your stock units convert due to this provision and you engage in any activity constituting a cancellation event within the period of time that would have resulted in cancellation of all or a portion of your stock units, you will be required to pay to Morgan Stanley an amount equal to the number of stock units that would have been canceled upon the occurrence of such cancellation event, multiplied by the fair market value of Morgan Stanley common stock on the date your stock units converted plus interest on such amount.

“Governmental Service Termination” means the termination of your Employment and your commencement of employment at a Governmental Employer; provided that you have presented the Firm with satisfactory evidence demonstrating that as a result of such new employment, the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership of Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer.

“Governmental Employer” means a governmental department or agency, self-regulatory agency or other public service employer.

Qualifying Termination	If your employment terminates in a Qualifying Termination, unvested stock units will vest and will be paid upon your Qualifying Termination. If, however, Morgan Stanley considers you to be one of its “specified employees” as defined in Section 409A at the time of your Qualifying Termination, conversion of your stock units will be delayed until the first business day following the date that is six months after your Qualifying Termination (subject to earlier conversion in the event of your death or your employment at a Governmental Employer under the circumstances described above).

“Qualifying Termination” means your termination of Employment within eighteen (18) months following a Change in Control, under either of the following circumstances: (a) the Firm terminates your employment under circumstances not involving any cancellation event; or (b) you resign from the Firm due to (i) a materially adverse alteration in your position or in the nature or status of your responsibilities from those in effect immediately prior to the Change in Control or (ii) the Firm requiring your principal place of employment to be located more than 75 miles from the location where you were principally employed at the time of the Change in Control (except for required travel on the Firm’s business to an extent substantially consistent with your business travel obligations in the ordinary course of business prior to the Change in Control).

Cancellation for Competitive Activity	If you voluntarily terminate Employment and you engage in Competitive Activity:

(1)	Prior to the First Scheduled Vesting Date, all stock units will be canceled;

(2)	On or after the First Scheduled Vesting Date but before the Second Scheduled Vesting Date, the stock units that remain outstanding after the First Scheduled Conversion Date will be canceled.

You will be deemed to have engaged in “Competitive Activity” if you (a) become, or enter into any arrangement as, an employee, officer, partner, member, proprietor, director, independent contractor, consultant, advisor, representative or agent of, or serve in any similar position or capacity with, a Competitor, where you will be responsible for providing, or managing or supervising others who are providing, services (i) that are similar or substantially related to the services that you provided to the Firm, or (ii) that you had direct or indirect managerial or supervisory responsibility for at the Firm, or (iii) that call for the application of the same or similar specialized knowledge or skills as those utilized by you in your services for the Firm, in each such case, at any time during the year preceding your termination of employment with the Firm; or (b) either alone or in concert with others, form, or acquire a 5% or greater equity ownership, voting interest or profit participation in, a Competitor.

A “Competitor” means any corporation, partnership or other entity that is engaged in any activity, or that owns a significant interest in any corporation, partnership or other entity, that competes with any business activity the Firm engages in, or that you reasonably knew or should have known that the Firm was planning to engage in, at the time of the termination of your Employment.

Cancellation for Other Events	All vested and unvested stock units will be subject to cancellation until the applicable Scheduled Conversion Date for:

(a)	misuse of Proprietary Information or failure to comply with your obligations under the Firm’s Code of Conduct or otherwise with respect to Proprietary Information;

(b)	resignation of employment with the Firm without giving the Firm prior written notice of at least:

i.	180 days if you are a member of the Morgan Stanley Management Committee (or successor or equivalent committee) at the time of notice of resignation;

ii.	90 days if you are a Managing Director (or equivalent title) at the time of notice of resignation;

iii.	60 days if you are an Executive Director (or equivalent title) at the time of notice of resignation; and

iv.	30 days for all other participants;

(c)	making Unauthorized Comments; or

(d)	termination for Cause (or a later determination that you could have been terminated for Cause).

In addition all vested and unvested stock units will be subject to cancellation if, without the consent of the Firm:

(a)	while Employed, including during any notice period applicable to you in connection with your termination of Employment, or within 180 days after termination of Employment, you directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind) hire or solicit, recruit, induce, entice, influence or encourage any Firm employee to leave the Firm or become hired or engaged by another firm; provided, however, that this clause applies only to employees with whom you worked or had professional or business contact, or who worked in or with your business unit, during any notice period applicable to you in connection with your termination of Employment or during the 180 days preceding the notice of your termination of Employment; or

(b)	while Employed, including during any notice period applicable to you in connection with your termination of Employment, or within 90 days after termination of Employment (180 days if you are a Management Committee member at the time of notice of termination), you directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind) solicit or entice away or in any manner attempt to persuade any client or customer, or prospective client or customer, of the Firm (i) to discontinue or diminish his, her or its relationship or prospective relationship with the Firm or (ii) to otherwise provide his, her or its business to any person, corporation, partnership or other business entity which engages in any line of business in which the Firm is engaged (other than the Firm); provided, however, that this clause applies only to clients or customers, or prospective clients or customers, that you worked for on an actual or prospective project or assignment during any notice period applicable to you in connection with your termination of Employment or during the 180 days preceding the notice of your termination of Employment.

“Proprietary Information” means any information that may have intrinsic value to the Firm, the Firm’s clients or other parties with which the Firm has a relationship, or that may provide the Firm with a competitive advantage, including, without limitation, any trade secrets; inventions (whether or not patentable); formulas; flow charts; computer programs; access codes or other systems information; algorithms; technology and business processes; business, product, or marketing plans; sales and other forecasts; financial information; client lists or other intellectual property; information relating to compensation and benefits; and public information that becomes proprietary as a result of the Firm’s compilation of that information for use in its business; provided that such Proprietary Information does not include any information which is available for use by the general public or is generally available for use within the relevant business or industry other than as a result of your action. Proprietary Information may be in any medium or form, including, without limitation, physical documents, computer files or discs, videotapes, audiotapes, and oral communications.

You will be deemed to have made “Unauthorized Comments” about the Firm if you, while Employed or following termination of Employment make, directly or indirectly, any negative, derogatory or disparaging comment, whether written, oral or in electronic format, to any reporter, author, producer or similar person or entity or to any general public media in any form (including, without limitation, books, articles or writings of any other kind, as well as film, videotape, audio tape, computer/Internet format or any other medium) that concerns directly or indirectly the Firm, its business or operations, or any of its current or former agents, employees, officers, directors, customers or clients.

“Cause” means:

(x)	any act or omission which constitutes a breach by you of your obligations to the Firm (including, without limitation, your failure to comply with any notice or non-solicitation restrictions that may be applicable to you) or your failure or refusal to perform satisfactorily any duties reasonably required of you, which breach, failure or refusal (if susceptible to cure) is not corrected (other than failure to correct by reason of your incapacity due to physical or mental illness) within ten (10) business days after written notification thereof to you by the Firm; or

(y)	your commission of any dishonest or fraudulent act, or any other act or omission, which has caused or may reasonably be expected to cause injury to the interest or business reputation of the Firm; or

(z)	a violation of any securities, commodities or banking laws, any rules or regulations issued pursuant to such laws, or rules and regulations of any securities or commodities exchange or association of which the Firm is a member or of any policy of the Firm relating to compliance with any of the foregoing.

Certification	You may be required to provide Morgan Stanley with a written certification or other evidence that it deems appropriate, in its sole discretion, to confirm that no cancellation event has occurred. If you fail to submit a timely certification or evidence, Morgan Stanley will cancel your award.

Tax Withholding	You may elect to satisfy the tax or other withholding obligations arising upon conversion of your stock units by having Morgan Stanley withhold shares in an amount sufficient to satisfy such withholding obligations.

Award Modification	Morgan Stanley generally has the right to modify or amend the terms of your award without your consent. However, Morgan Stanley may not make a modification that would materially impair your rights in such award without your consent unless such modification is necessary or advisable (i) to comply with any law, regulation, ruling, judicial decision, accounting standard or similar pronouncement or (ii) to ensure that awards are not subject to federal, state or local income tax prior to payment.

Timing of Conversion	With respect to any provision for vested stock units to convert to shares of common stock on a specified event or date, such conversion will be considered to have been timely made as long as conversion is made by December 31 of the year in which occurs the specified event or date or, if later, by the 15th day of the third calendar month following such specified event or date.

U.S. Taxation	In general, when your stock units convert to shares, the then current market value of shares will be taxed as ordinary income. FICA and Medicare tax apply at the time that stock units vest. Please refer to the Tax Supplement for a fuller discussion of these tax consequences.

Non-U.S. Taxation	Taxation on grant, vesting and stock unit conversion depends on tax laws and regulations in your jurisdiction.

Governing Law	New York law.

Please refer to your award certificate for definitions of terms used herein

IF YOU HAVE QUESTIONS, CALL THE EXECUTIVE COMPENSATION DEPT. AT [REDACTED] OR YOUR COVERAGE OFFICER.

___________________

THIS SUMMARY IS AN ABBREVIATED DESCRIPTION OF THE AWARD AND DOES NOT ADDRESS ALL AWARD FEATURES, INCLUDING, BUT NOT LIMITED TO, TERMS WHICH MAY VARY IN CERTAIN NON-U.S. JURISDICTIONS. THE PLAN DOCUMENTS AND AWARD CERTIFICATE THAT WILL BE FURNISHED TO YOU UPON APPROVAL OF THE AWARD BY THE COMPENSATION, MANAGEMENT DEVELOPMENT AND SUCCESSION COMMITTEE OF MORGAN STANLEY’S BOARD OF DIRECTORS OR ITS DELEGATE WILL PROVIDE THE COMPLETE GOVERNING EXPLANATION OF THE TERMS AND CONDITIONS OF THE DISCRETIONARY AWARD, WHICH MAY DIFFER FROM THE DESCRIPTION IN THIS SUMMARY.

NOTHING IN THIS SUMMARY OR IN ANY CORRESPONDENCE RELATED TO THIS DISCRETIONARY AWARD SHOULD BE CONSTRUED AS A GUARANTEE OF A DISCRETIONARY BONUS OR ANY PARTICULAR LEVEL OF COMPENSATION, BONUS, OR BENEFITS. THE FIRM DOES NOT COMMIT TO GRANTING ANY DISCRETIONARY AWARD IN THE FUTURE. THIS AWARD DOES NOT CREATE A CONTRACT OR GUARANTEE OF EMPLOYMENT, OR MODIFY ANY AGREEMENT ENTERED INTO BY MORGAN STANLEY AND YOU. THIS SUMMARY IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY YOU OR ANY OTHER PERSON FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON YOU OR SUCH OTHER PERSON.